December 29, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	BiondVax Pharmaceuticals Ltd. Draft Registration Statement on Form F-1 Submitted November 13, 2014 CIK No. 0001611747

Dear Mr. Riedler:

On behalf of BiondVax Pharmaceuticals Ltd., an Israeli company publicly traded on The Tel-Aviv Stock Exchange Ltd. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated December 10, 2014, regarding the Company’s Draft Registration Statement on Form F-1, confidentially submitted with the SEC on November 13, 2014 (CIK No. 0001611747) (the “DRS”).

Concurrently with this response, the Company is also publicly filing a Registration Statement on Form F-1 (the “Registration Statement”), which reflects the revisions to the DRS described herein. To expedite your review, we have enclosed with this letter a clean copy of Registration Statement, as well as a marked copy of the Registration Statement showing all changes from the DRS.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Form F-1

1.	We note the following press releases which allude to a proposed public offering of your securities:

●	the press release labeled “Universal flu vaccine co BiondVax Pharmaceuticals mulls NY IPO” published by BioSpace and dated November 24, 2014 (see http://www.biospace.com/news_story.aspx?StoryID=355871); and

●	the press release labeled “Universal flu vaccine co BiondVax mulls NY IPO; BiondVax is exploring two options - either a conventional offering or listing American Depositary Receipts” published by Israel’s Business Arena and dated November 23, 2014 (see http://www.globes.co.il/en/article-universal-flu-vaccine-developer-biondvax-mulls-ny-ipo-1000988429).

Please provide us with your legal analysis explaining why these communications are permissible in light of the requirements of the Securities Act of 1933 regarding pre-filing communications. In addition, please advise us of any steps that you have taken to prevent the further distribution or publication of similar communications going forward. For guidance, please refer to SEC Release No. 33-8591.

Company's response:

The Globes and BioSpace Articles

The Company respectfully submits to the Staff that the Globes and BioSpace articles do not constitute a violation of the Securities Act of 1933 (the “Securities Act”) by the Company.

Section 5 of the Securities Act prohibits the making of an offer to sell securities outside of a prospectus that meets the requirements of Section 10 of the Securities Act. Section 2(a)(3) of the Securities Act defines an “offer to sell” a security as including “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Securities and Exchange Commission has broadly construed the term “offer” to include many types of public communications that have the intent or effect of promoting a company to prospective investors or otherwise arousing interest in a company or its securities.

The Company respectfully submits that the articles do not constitute an “offer to sell” the securities by the Company or its authorized representatives because they were not communications made by or on behalf of the issuer with an intent to promote the Company or the offering. Rather, these articles are speculative news articles published by independent third party news organizations without any input or cooperation from the Company. In support of the foregoing, the Company confirms to the Staff that:

i.	No individual employed by or otherwise acting on the Company’s behalf was authorized by the Company to speak to Globes, BioSpace or any member of the press about the Company’s proposed offering.

ii.	A few hours before the issuance of the Globes article, a reporter from Globes contacted the Company soliciting information and comment from the Company about the offering and informing the Company of the information that such Globes reporter had obtained from anonymous sources. The Company declined to comment and did not provide any information to Globes.

iii.	The Company requested that the Globes reporter identify her sources. However, the Globes reporter declined to provide this information to the Company.

iv.	Subsequent to the issuance of the Globes article, the Company made inquiries of each of its employees, consultants, outside United States counsel, outside Israeli counsel, the proposed underwriter for the offering, the proposed underwriter's counsel, and the Company’s independent registered public accounting firm and received confirmations from each such party that it is not, and is not aware of the identity of, the anonymous source of the information cited in the Globes article.

v.	The Company determined not to repeat the procedures described in ii through iv above with respect to the BioSpace article as that article did not provide any new information or reporting but merely summarized the Globes article published one day prior.

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vi.	The Globes article contained very limited information and inaccurate facts. For example, the Globes article states that the Company would be required to file a prospectus with the Commission in connection with the offering. However, the Company had confidentially submitted a draft registration statement to the Commission ten days prior to the date of the article. Furthermore, while the article included a speculative statement that the Company was “exploring two options either a conventional offering or listing American Depositary Receipts (ADR) for trading”, in fact as of the date of the article the Company had already determined to conduct an offering of American Depositary Receipts and indicated such throughout its draft registration statement confidentially submitted to the Commission. The Company respectfully submits that the foregoing inaccuracies strongly imply that the sources cited in the article were speculating and did not have reliable information available to them.

vii.	In light of the publication of the articles and its obligations under Section 5 of the Securities Act, the Company has not publicly acknowledged or confirmed that it is proposing to conduct an offering in the United States or that it has filed a confidential registration statement for such purpose.

In light of the foregoing, the Company respectfully submits to the Staff that neither of the Globes or BioSpace articles resulted in a violation of Section 5 of the Securities Act by the Company because the Company did not make statements, give interviews or otherwise provide information to Globes or BioSpace in connection with the articles, nor did it authorize any party to do so on its behalf. In addition, the Company respectfully submits that it does not believe that there has been any market conditioning effect as a result of these articles, as the Company and the underwriters have not received any indications of interest from potential investors as a result of the articles. Finally, while the timing of the offering has not been determined, it is clear that additional time will pass before the offering is completed. In connection therewith, each potential investor will receive a prospectus that complies with Section 10 of the Securities Act prior to making an investment decision.

Steps Taken to Prevent Offers in Violation of Section 5

The Company assures the Staff that it takes very seriously the requirements of Section 5 of the Securities Act, including the rules and regulations promulgated thereunder, and has taken the following steps to prevent impermissible publicity during the registration process.

i.	The Company’s management has educated itself of the restrictions on publicity applicable during the registration process through in person meetings with its outside United States and outside Israeli counsel during which such counsel instructed the Company’s management regarding the restrictions on publicity during the public offering process and suggested controls and processes to prevent unauthorized publicity.

ii.	The Company’s management team received written materials from its outside United States counsel regarding the restrictions on corporate communications that apply to the Company while it is in registration and has provided a summary of such materials to each of its officers, directors and those employees who has been made aware of the proposed offering.

iii.	The Company has disclosed detailed information concerning the proposed offering to only a limited number of employees, in order to limit the risk that information concerning the offering would be disclosed without authorization. In addition, the Company’s management stressed to all employees the importance of maintaining in confidence any information concerning the proposed offering and reminded such employees of their obligations under their existing confidentiality agreements with the Company.

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iv.	To ensure compliance with Section 5 of the Securities Act, the Company requires that all press releases and other public announcements, presentations or communications (including those issued or made in the ordinary course) to be issued or made by the Company during the registration process must first be approved by the CEO and reviewed for compliance purposes by the Company’s outside United States and Israeli counsel, the proposed underwriter for the offering and counsel to the underwriter.

About This Prospectus, page i

2.	Please note that it is not appropriate to directly or indirectly disclaim liability for information in the registration statement. Please remove the following statements:

●	“However, this information may prove to be inaccurate because of the method by which some of the data for the estimates was obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included in this prospectus, and estimates and beliefs based on that data, may not be reliable.”

●	“However, we have not independently ascertained the accuracy, completeness or reliability of the underlying economic assumptions relied upon therein.”

Company's response:

In response to the Staff’s comment, the Company has deleted the foregoing statements from the Registration Statement.

Prospectus Summary, page 1

3.	We note on pages 1, 52, and 63 that you own or license four families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035. We also note on page 83 that your patents are expected to expire between 2019 and 2031 and that patents issued from applications that will be filed from the additional provisional application would be due to expire in 2035. Please expand your disclosure on pages 1, 52, and 63 to clarify when your current material patents are expected to expire by jurisdiction and that you have not yet filed those patents that would be expected to expire in 2035.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 48, 58 and 78 of the prospectus to clarify when the Company’s material owned and/or licensed patents are expected to expire in each jurisdiction, and that patents issued from applications that will be filed from the additional provisional application would be due to expire in 2035.

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4.	We note on pages 2 and 63 that the FDA reviewed and commented on your IND submitted in June 2013. Please expand your disclosure to include a summary of any material communications from the FDA.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 2, 58-59 and 73-74 of the prospectus to include a summary of the Company’s material communications with the FDA.

5.	Please define “Drug Master File” the first time this term is used.

Company's response:

In response to the Staff’s comment, the Company has added a definition to the term “Drug Master File” on page 2 of the prospectus.

6.	We note on page 2 that you experienced difficulties in obtaining H5N1 avian flu vaccine. Please expand your disclosure to discuss the reason that this difficulty prevented you from completing the IND application. Additionally, please expand your disclosure to explain when and how you acquired access to the H5N1 avian flu vaccine.

Company's response:

In response to Staff’s comment, the Company has expanded the disclosure on pages 2, 58-59 and 73-74 of the prospectus to include the reason the difficulties in obtaining H5N1 prevented the Company from completing the IND application. In addition, in response to Staff's comment, the Company expanded the disclosure on pages 2, 58-59 and 73-74 of the prospectus to clarify that the Company did not at any time acquire access to H5N1 avian flu vaccine.

7.	We note on page 2 that you plan to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to conduct Phase 3 clinical trials of M-001. We also note throughout your prospectus that you plan to conduct Phase 3 clinical trials in the U.S. For example, on page 5 you state that you plan to “conduct Phase 3 clinical trials” and “perform advanced trials (including Phase 3 clinical trials).” Please revise your disclosure throughout your prospectus to clarify the extent to which you intend to rely on a collaborator to conduct or aid in the completion of certain Phase 3 clinical trials.

Company's response:

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify, wherever the Company discloses its plans to conduct Phase 3 clinical trials in the U.S., that the Company intends to collaborate with large pharmaceutical companies and/or national health authorities for the purpose of conducting Phase 3 clinical trials. See pages 2-3, 6, 14, 41, 59, 62, 63, 64, 69 and 74 of the prospectus.

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8.	We note on page 4 that you expect your future sales not to be limited to the influenza seasons. Please expand your disclosure to discuss the potential seasonality for sales of M-001 as a universal seasonal primer for the elderly or as a universal pandemic primer indication.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4-5, 61 and 70 of the prospectus to address the potential seasonality for future sales of M-001 as a universal seasonal primer for the elderly, and to clarify that the Company does not expect future sales of M-001 as a Universal Standalone or as a Pandemic Primer vaccine to be affected by seasonality.

9.	We note that in several places in your prospectus in which you characterize the drug as “safe” or “effective.” For example, on pages 4 and 66, you refer to an “effective dose;” on pages 5 and 67, you state that the trial results “show that M-001 was safe across all treatment groups;” and on page 69 you state that preclinical trials have “demonstrated that M-001 provides an effective flue protection.” Because regulatory approval of M-001 is dependent on the agency making a determination (according to criteria specified in law and agency regulations) that a drug is safe and effective, it is premature for you to describe M-001, or any of the dosages administered, as safe or effective. Accordingly, please delete this wording throughout your prospectus, as applicable.

Company's response:

In response to the Staff’s comment, the Company has revised its disclosure to clarify that statements regarding the safety or efficacy of its drug candidate are limited to the safety and efficacy of such product observed when administered within a specific patient population in a given clinical trial and that no regulatory agency has made a determination that the drug candidate is safe and effective for use by the general public for any indication.

Risk Factors:

10.	We note on page 18 that you state that you have never submitted an IND application to conduct a Phase 3 clinical trial in the U.S. Please expand your disclosure to identify and discuss your IND application submitted in June 2013.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 17-18 of the prospectus to identify and discuss its IND application submitted in June 2013.

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International patent protection is particularly uncertain, page 29:

11.	We note that you have licensed or own patents that were granted in China (see p. 83). Accordingly, identify China as one of those foreign countries that may not protect your intellectual property rights to the same extent as the United States.

Company's response:

In response to the Staff’s comment, the Company has added disclosure on page 27 of the prospectus that identifies China as one of those foreign countries that may not protect the Company’s intellectual property rights to the same extent as the United States.

Our U.S. shareholders may suffer adverse tax consequences, page 35

12.	Please explain why you are unable to determine if you are a PFIC for any year. Additionally, please briefly explain that U.S. shareholders may be required to file additional forms with the IRS.

Company's response:

The Company respectfully advises the Staff that, consistent with the disclosure included in the Risk Factor captioned “Our U.S. shareholders may suffer adverse tax consequences if we are characterizes as a passive foreign investment company” and under “Taxation – U.S. Federal Income Tax Consequences,” the Company’s PFIC status for any given year depends on the Company’s income, assets and activities as measured from time to time. The Company is unable to determine at this time whether it will be a PFIC in the year in which the offering is completed, or any future periods, because such determinations will be based on information that is not yet available, including the rate of interest earned on the proceeds of the offering, the performance of other financial assets, and the magnitude of other income and of expenses of the Company. Furthermore, the Company cannot determine at this time whether or not the "start-up exception" of §1298(b)(2) of the Internal Revenue Code of 1986, as amended, which applies for the first taxable year that a corporation has gross income, will apply in the year in which the offering is completed (or, if applicable, a subsequent year), as the availability of the exemption depends, among other things, on the results of the PFIC tests for the subsequent two years. In response to the Staff’s comment, the Company has expanded this risk factor to explain that U.S. shareholders may be required to file additional forms with the IRS. Furthermore, given that the Company’s PFIC status in years prior to the completion of the offering will not be relevant to investors in the offering, the Company has revised the risk factor to remove references to the Company’s PFIC status for historical periods.

We are a "foreign private issuer" and have disclosure obligations that are difference from those of U.S. domestic reporting companies, page 36

13.	The Israeli parliament recently adopted a rule that requires an Israeli public company that is listed overseas, such as in the United States, to disclose annually the compensation of its top five executive officers on an individual basis regardless of whether the company is listed in Israel. Please revise this risk factor to reflect this new rule. Further clarify how, despite this new rule, as a foreign private issuer, you will not be required to provide in your Exchange Act reports “individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies.”

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the prospectus to reflect this new Israeli rule and to clarify that, despite this rule, as a foreign private issuer the Company will not be required to provide in its Exchange Act reports individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies.

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Use of Proceeds, page 44

14.	We note that subject to FDA approval to commence Phase 3 clinical trials, you plan to allocate approximately $2 million for the manufacturing of clinical grade Phase 3 vaccine batches and commercial batches over a period of 3 years. We also note on page 64 that you may seek to finance Phase 3 clinical trials of M-001 for some indications with your own resources, if sufficient. Please clarify your plans to allocate any of the proceeds from this offering to certain Phase 3 trials by indication, and state whether such allocation is expected to be sufficient to complete the respective Phase 3 trial.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 41 of the prospectus to clarify that subject to FDA approval to commence Phase 3 clinical trials and in preparation for the performance of such Phase 3 clinical trials, the Company plans to allocate approximately $2 million for the manufacturing of clinical grade Phase 3 vaccine batches and commercial batches and to establish a manufacturing line over a period of 3 years, and that additional funds will be required for the commencement of Phase 3 clinical trials for all indications.

Capitalization, page 46

15.	Please revise the presentation of this table to remove cash and cash equivalents, or alternatively clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the prospectus to clearly indicate that cash and cash equivalents is not a component of capitalization by adding a double underline under the amounts shown for cash and cash equivalents and a blank line.

Business, page 63

16.	We note on page 64 that you intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to conduct Phase 3 clinical trials of M-001. Please expand your disclosure to discuss when you plan to seek out a collaborator and your reliance on finding a collaborator for purposes of developing M-001.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the prospectus to discuss when it plans to seek out a collaborator and its reliance on finding a collaborator for purposes of developing M-001.

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17.	We note that you completed your BVX-005 Phase 2 trial in February 2012. Please expand your disclosure to discuss your operations and principal activities for the prior two fiscal years ending in December 31, 2013 and the interim period.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 2 and 58 of the prospectus to include a summary of the Company’s operations and principal activities, following completion of the BVX-005 clinical trial in February 2012, for the for the prior two fiscal years ending in December 31, 2013 and the interim period.

Current Outlook, page 57

18.	Please file the your OCS grants as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company's response:

The Company respectfully informs the Staff that the principal requirements and restrictions that apply to the Company in connection with OCS grants are not contained in the letters in which the grants themselves are documented, but, rather, in the Law for the Encouragement of Industrial Research and Development of 1984 (the “R&D Law”). Therefore, the Company respectfully submits that the grant letters themselves are agreements entered into in the ordinary course upon which the Company is not substantially dependent and, therefore, the Company it is not currently required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K. However, in order to provide investors with a summary of the principal requirements and restrictions that apply to the Company in connection with OCS grants, the Company has included a detailed summary of the applicable provisions of the R&D law on pages 32 and 71-72 of the prospectus.

Universal Standalone Indication, page 67

19.	We note your statement that “these rates in the general and elderly populations will increase considerably, as doctors and patients become aware of the increased effectiveness of [y]our product.” Please revise this statement to consider the risks of commercialization and competition, as well as expand on the risk that doctors may not find your product sufficiently effective, even if the FDA approves your product.

Company's response:

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 62 of the prospectus to include the risks of commercialization and competition, as well as expand on the risk that doctors may not find its product sufficiently effective, even if the FDA approves the product.

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Other Product Candidates to be Developed, page 69

20.	We note a recent press release from MonoSol RX stating that you have entered into a partnership. See http://www.monosolrx.com/content/media/releases/news_110712.htm. Please revise your disclosure to clarify whether you have entered into any such collaboration agreement with MonoSol RX. Additionally, if material, please expand your disclosure to discuss the material terms of this agreement, including whether the agreement is exclusive, material payment obligations, the duration, and material termination provisions. Please also file the agreement as an exhibit.

Company's response:

The Company respectfully advises the Staff that the Company did not approve or participate in the preparation of MonoSol RX press release, or its characterization of the contractual relationship between the Company and MonoSol. In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the prospectus to disclose that, in July 2012, the Company entered into a Material Transfer Agreement with MonoSol RX ("MTA") and to provide a brief overview of the nature and status of the contractual relationship between the Company and MonoSol RX. However, the Company respectfully submits that the MTA is not a material agreement required to be filed as an exhibit to the Registration Statement because the MTA was entered into in the ordinary course of business, is not material to the Company, and is not to be performed in whole or in part at or after the filing of the Registration Statement. Therefore, the Company believes that the MTA is not a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Safety and Efficacy Preclinical Trials, page 69

21.	Please expand your disclosure to clarify that the safety and efficacy of your product for human patients cannot be determined based on preclinical trials.

Company's response:

In response to the Staff’s comment, the Company expanded the disclosure on page 65 of the prospectus to clarify that the safety and efficacy of its product for human patients cannot be determined based on preclinical trials.

Results of our Clinical Trials, page 71

22.	We note on page 1 that for your Phase 1/2 clinical trials you tested for both safety of M-001 as your primary endpoint and immunogenicity of M-001 as your secondary endpoint. We also note on page 71 and 72 that clinical trials BVX-002, BVX-003, and BVX-004 were aimed at “assessing the safety and tolerability of M-001.” Please revise your disclosure to clarify whether these clinical trials tested for immunogenicity or any other primary or secondary endpoints. Additionally, if your clinical trials tested for any additional endpoints, please expand your disclosure to discuss the material results of your studies.

Company's response:

In responses to the Staff’s comment, the Company has revised the disclosure on pages 66-67 of the prospectus to clarify that, in all clinical trials conducted by the Company to date, the primary endpoint was safety and secondary endpoint was immunogenicity. The Company’s clinical trials completed to date did not test for any additional endpoints.

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BVX-005, page 72

23.	Please include a description of the goals of the trial, the primary endpoints and any secondary endpoints, and any additional results obtained. Additionally, please expand your disclosure to discuss the significance of an increase in the proportions of interferon gamma secreting cells and influenza antigens. Also, please define influenza antigens the first time this term is used.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure concerning the BVX-005 clinical trial on page 67 of the prospectus to clarify that the primary endpoint was safety and secondary endpoint was immunogenicity. In addition, in response to the Staff’s comment, the Company has expanded its disclosure on page 67 to: (1) include a definition of “influenza antigens” and (2) explain the significance of the increase in the proportions of Interferon Gamma secreting cells and influenza infection-fighting antibodies, or influenza antigens.

Future Phase 3 Clinical Trials, page 73

24.	We note that you may initiate Phase 3 trials for some or all of your indications. Please expand your disclosure to state how you plan to prioritize which Phase 3 trials you will perform or the order that you will perform them.

Company's response:

In response to the Staff’s comment, the Company expanded the disclosure on page 69 of the prospectus to clarify how the Company intends to prioritize its planned Phase 3 clinical trials.

Grant from the European Union, page 77

25.	We note your statement on page 77 that you have entered into a framework agreement which defines the Consortium rules of conduct as well as conditions under which you are receiving €0.5 million. Please expand your summary to disclose the material rules and conditions of the framework agreement.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 72-73 of the prospectus to include a summary of the material rules and conditions of the framework agreement.

Intellectual Property, page 83

26.	We note that your patents are expected to expire between 2019 and 2031. Please expand your disclosure to clarify when your patents are expected to expire in each of your material jurisdictions.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the prospectus to clarify when the Company’s material owned and/or licensed patents are expected to expire in each relevant jurisdiction.

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27.	We note that you have licensed two families of patents and also that you have licensed three families of patents from Yeda. Please revise your disclosure to clarify the number of families of patents that you have licensed.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the prospectus to clarify that it has licensed two families of patents from Yeda.

Management Compensation, page 92

28.	Disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. See Item 6.B.2. of Form 20-F.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the prospectus to include disclosure of the total amount set aside or accrued by the Company to provide pension, retirement or other similar benefits for its executive officers and directors during the most recently completed fiscal year.

Board Practices, page 97

29.	Please expand your disclosure to provide the details of your directors’ service contracts with the company that provide for benefits upon termination of employment or an appropriate negative statement.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the prospectus to clarify that, other than Dr. Babecoff, none of the Company’s directors are entitled to benefits upon termination of their service to the Company.

Shares Eligible for Future Sale

Rule 144, page 127

30.	Please state the number of your ordinary shares that will be restricted securities under Rule 144 upon completion of this offering.

Company's response:

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the prospectus to disclose that none of its outstanding ordinary shares will be “restricted securities” under Rule 144 upon completion of the offering.

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Taxation

U.S. Federal Income Tax Consequences, page 130

31.	Please delete your disclaimer that the tax “summary is for general purposes only and does not constitute tax advice” as it improperly implies that an investor may not rely on the U.S. tax information disclosed in the registration statement.

Company's response:

In response to the Staff’s comment, the Company has deleted the referenced disclaimer.

Where You Can Find More Information, page 145

32.	We note your disclosure that you have filed Hebrew language periodic and immediate reports with the TASE and the ISA, as required under the Israel Securities Law. Further disclose that, as an Exchange Act reporting foreign private issuer, you will be required to furnish to the SEC under Form 6-K English translations or, in certain instances, English summaries of your material home country documents. See Exchange Act Rule 12b-12(d).

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 140 of the prospectus to disclose that, as an Exchange Act reporting foreign private issuer, the Company will be required to furnish to the SEC under Form 6-K English translations or, in certain instances, English summaries of its material home country documents.

Notes to Financial Statements

33.	It appears that there are some inconsistencies regarding the numerical values indicated in the footnotes as being “in thousands, except per share data”. For instance, on page F-38 in Note 14d you indicate that you entered into an agreement for the sale of up to $7,000,000 of your ordinary shares. In this regard, it would appear that the agreement was for $7 billion. Please revise the notes to financial statements for consistency.

Company's response:

In response to the Staff’s comment, the Company has reviewed the notes to financial statements for the period ended September 30, 2014 (which are included in the amended Registration Statement in place of the financial statements previously provided for the period ended June 30, 2014) to confirm consistency of numerical values with any noted indicating that such values are “in thousands.”

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Note 14. Equity, page F-37

34.	It appears that your series 3 and series 5 options have variable exercise terms. Please tell us your accounting basis for classifying these options as equity. Reference for us the authoritative guidance you relied upon to support your accounting and classification.

Company's response:

On November 7, 2012, the Company issued 5,750,000 options (series 3) in consideration of NIS 1,148,000 ($331,000) (exchange rate of U.S. $1.00 = NIS 3.471, as of December 31, 2013, solely for convenience purposes). These options are exercisable into 5,750,000 ordinary shares at an exercise price of NIS 0.8 ($0.23) per share (if exercised on or prior to December 31, 2012) or NIS 1.8 ($0.52) per share (if exercised from January 1, 2013 through and including November 6, 2016).

On October 28, 2013, the Company issued 6,302,000 ordinary shares and 6,302,000 options (series 5) in consideration of NIS 4,632,000 ($1,334,000). These options are exercisable at an exercise price of NIS 0.9 ($0.26) per share (if exercised on or prior to July 31, 2014) or NIS 1.5 ($0.43) per share (if exercised from August 1, 2014 through and including October 29, 2017).

In response to the Staff's comment, the Company advises the Staff that it has followed the authoritative guidance of IAS 32 "Financial Instruments: Presentation," and specifically Paragraph 22 thereof, in determining to classify the above described options as equity. Paragraph 22 provides the criteria for a contract to be classified as equity and states that "…. a contract that will be settled by the entity (receiving or) delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity's shares for a fixed price or for a fixed stated principal amount of a bond is an equity instrument" while Paragraph 24 addresses the criteria for a contract to be classified as a financial liability by stating that "A contract that will be settled by the entity delivering or receiving a fixed number of its own equity instruments in exchange for a variable amount of cash or another financial asset is a financial asset or financial liability. An example is a contract for the entity to deliver 100 of its own equity instruments in return for an amount of cash calculated to equal the value of 100 ounces of gold."

In examining whether an option that has more than one pre-determined and fixed at the outset exercise price according to an exercise date can be classified as an equity instrument, the Company has also considered the external auditors internal position with respect to such instrument (that is not authoritative nor binding): EY Q&A IAS 32.22-2 - "Warrants with pre-determined stepped-up/down exercise prices", attached with permission by the external auditors as Appendix A to this letter. Although the Company’s Series 3 and Series 5 options do not provide for a single and constant fixed exercise price at all points during the life of such securities, the exercise price of such securities is pre-determined at all points in time, and there is a fixed rate applicable to these options during the date of exercise. In other words, while the exercise price of the options varies over time, because the exercise price will at all times be “fixed” and will not vary based on any variable other than the date of exercise, the Company believes that the options satisfy the "fixed for fixed" requirement in paragraph 22 of IAS 32, to be an equity security “that will be settled by the entity (receiving or) delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash.”

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The Company respectfully submits to the Staff that the provisions of paragraph 24 of IAS 32 that discuss securities to be settled in exchange for a variable amount of cash refer to securities where the amount to be paid in settlement will vary based on fluctuations in a reference measurement (e.g., market price, value, etc.) and does not refer to a security to be settled for a fixed amount, even if that fixed amount varies based on the date of exercise.

Exhibit Index

35.	Please file the amendment to the employment agreements between the company and Mr. Uri Ben Or as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Company's response:

In response to the Staff’s comment, the Company has filed the amendment to the employment agreement between the Company and Mr. Uri Ben Or as Exhibit 10.12 to the Registration Statement.

36.	Please file the employment agreement between the company and each member of the Scientific Advisory Team as an exhibit.

Company's response:

In response to the Staff’s comment, the Company filed the agreements between the Company and the members of the Scientific Advisory Team as exhibits 10.14, 10.15 and 10.16 to the Registration Statement.

General

37.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company's response:

The Company acknowledges the Staff’s request and notes that it is filing a number of the exhibits with the Registration Statement on the date hereof and intends to file the balance of the exhibits (including the Form of Underwriting Agreement, Form of Deposit Agreement, Specimen American Depositary receipt, Form of Representative ADS Purchase Warrant and Opinions of Counsel) in a subsequent amendment to the Registration Statement.

38.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Company's response:

The Company respectfully advises the Staff that the Company does not intend to provide additional graphics, visual or photographic information in the printed prospectus. However, to the extent that the Company later determines to include any graphic, visual or photographic information in the printed prospectus, the Company will first furnish a copy of such information to the Staff for its review.

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39.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company's response:

The Company respectfully advises the Staff that it has not made, or authorized anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act.

* * * * *

In addition to the revisions included in the Registration Statement in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the Registration Statement (including the exhibits and financial statements thereto) to: (1) replace the financial statements and other related financial information previously included for the six-month period ended June 30, 2014 with financial statements and other related financial information for the nine-month period ending on September 30, 2014 (which information was previously publicly filed by the Company in Israel pursuant to its obligations as a company whose securities are traded on the Tel Aviv Stock Exchange); (2) include disclosure on pages 2, 59 and 68 of the prospectus regarding the commencement of the Company’s clinical trial BVX-006; and (3) include disclosure on page 31 and 94 of the prospectus regarding the staggered board provisions included in the Company's articles of association; (4) include disclosure on page 87 of the prospectus regarding the Advisory Board employment terms according to their respective letter of appointments; (5) include disclosure on page 90 of the prospectus regarding the proposed extension of employment agreement between the Company and CEO and director Dr. Ron Babecoff; (5) include disclosure of pages 90-91 of the prospectus regarding the amendment to the agreement between the Company and CFO Uri Ben Or.

We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Ilan Gerzi, Adv. of Pearl Cohen Zedek Latzer Baratz at +972 (3) 607-3777, or Victor F. Semah, Esq. of Greenberg Traurig, P.A. at (305) 579-7897.

Sincerely,

/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

Cc:	Ilan Gerzi, Adv.
Tammy Zoppo, Esq.
Pearl Cohen Zedek Latzer Baratz

David Gitlin, Esq.
Victor F. Semah, Esq.
Greenberg Traurig, P.A.

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Appendix A

International Accounting and Auditing / International Financial Reporting Standards / Ernst Young / QAs (Internal Only) / QAs related to standards applicable for annual periods beginning on 1 January 2014 / IAS 32 - FINANCIAL INSTRUMENTS: PRESENTATION / IAS 32.22-2 - Warrants with pre-determined stepped-up/down exercise prices

Links to standards issued as of 1 January 2014: IAS 32.22-2 - Warrants with pre-determined stepped-up/down exercise prices

Was this Q&A helpful?

Issue

Is a warrant, or a similar financial instrument, that has more than one pre-determined exercise price depending on the date of exercise, which are fixed at the outset from the perspective of the issuer, an equity instrument?

Fact pattern

An entity issues warrants to a non-employee with the following terms:

- If the warrant is exercised in the first year after issuance, the exercise price is CU 1
- If the warrant is exercised in the second year after issuance, the exercise price is CU 2
- If the warrant is exercised in the third year after issuance, the exercise price is CU 3.

The warrants expire at the end of the third year after issuance.

The transaction is outside the scope of IFRS 2 *Share-based Payment*.

Conclusion

Yes, the instrument is an equity instrument, if from the perspective of the issuer the exercise price is pre-determined and fixed at every exercise date in the life of the instrument.

Reasons for conclusion

Paragraph 22 of IAS 32 *Financial Instruments: Presentation* indicates that for the issuer to classify a contract as equity, it has to be settled by delivering a fixed number of the issuer's own equity instruments in exchange for a fixed amount of cash.

While the amount paid to exercise the warrant in the fact pattern is not the same at all points during the life of the warrant, it is fixed and pre-determined at any exercise date. In other words, the amount paid varies only with time and not any other variable, and this does not violate the 'fixed-for-fixed' requirement in paragraph 22 of IAS 32 for equity classification.

When paragraph 24 of IAS 32 mentions a variable amount of cash paid, it is in the context of a variable amount based on an index that gives rise to the variation:

The example in paragraph 24 of IAS 32 is different from the fact pattern in this Q&A: the exercise prices are pre-determined and fixed for each specific period in the life of the instrument in the fact pattern and are not based on any index or other variable.

Note: The IFRIC noted that diversity might exist in practice in the application of the fixed-for-fixed condition to various situations. However, because the IASB's current *Financial*

Printed 24 2014 מרץ

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International Accounting and Auditing / International Financial Reporting Standards / Ernst Young / QAs (Internal Only) / QAs related to standards applicable for annual periods beginning on 1 January 2014 / IAS 32 - FINANCIAL INSTRUMENTS: PRESENTATION / IAS 32.22-2 - Warrants with pre-determined stepped-up/down exercise prices

Instruments with Characteristics of Equity project is expected to address issues relating to the fixed-for-fixed condition, the IFRIC decided not to add application issues to its agenda. A key objective of the project is to develop a better distinction between equity and non-equity instruments. This includes consideration of the fixed-for-fixed condition in IAS 32.

Date approved by IFRS Policy Committee: March 2010

Go To Document ID: EY QA IAS 32.22-2
System ID: 200595120~461814
Date: 18 2014 יול

Printed 24 2014 דצמ

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